40-33

811-02756
Branch 12



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.




RECEIVED
JUN 2 0 2005
213
PROCESSING
SECTION

June 13, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

AIM HIGH YIELD SECURITIES INC

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Motion for Entry of Scheduling Order** and **Proposed Scheduling Order** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al, Fernando Papia, et al. v. A I M Advisors, Inc., et al,* and *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 26 2005
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-061305SEC.doc
061305 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	§	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. AIM ADVISORS, INC., et al., Defendants.	§	
RONALD KONDRACKI, Plaintiff, v. AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	§	Judge Keith P. Ellison

MOTION FOR ENTRY OF SCHEDULING ORDER

Plaintiffs Delores Berdat, et al., Fernando Papia, et al. and Ronald Kondracki file this motion for entry of a scheduling order governing these consolidated cases, and respectfully show the court as follows:

1. The Court conducted a status conference in this case on April 8, 2005. At that time, the Court and counsel for the parties discussed certain scheduling matters, and the parties advised the Court they would attempt to agree to a scheduling order governing pretrial matters and a trial setting. The Court expressed its desire to set this case for trial during the summer months of 2006.

2. Counsel for the parties have agreed to most, but not all, dates for the completion of pretrial matters, as well as a trial setting of September 19, 2006. However, the parties cannot agree to the non-expert witness discovery cutoff date. Counsel for Plaintiffs have proposed that the cutoff date for non-expert discovery be January 13, 2006. Counsel for Defendants want the discovery cutoff date to be December 16, 2005. Plaintiffs do not believe that all discovery necessary in this case can be completed by December 16, 2005 and, further, do not believe such an early discovery cutoff date is necessary in light of the proposed September 19, 2006 trial setting.

3. Plaintiffs respectfully request the Court's resolution of the parties disagreement concerning the cutoff date for the non-expert discovery. Plaintiffs submit with this Motion a proposed Scheduling Order and request entry of the Order, by the Court, providing for the dates agreed to by the parties and for the non-expert witness discovery cutoff date of January 13, 2006. Plaintiffs also request the Court to enter a date for filing a joint pretrial order.

Dated June 13, 2005.

Respectfully submitted,



Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Justin M. Campbell, III
State Bar No. 03721500
Southern District I.D. No. 2988
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center, 909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facismile

ATTORNEYS FOR *BERDAT, PAPIA* and *KONDRACKI* PLAINTIFFS

OF COUNSEL

Lynn Lincoln Sarko
Michael D. Woerner
Tana Lin
Gretchen F. Cappio
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Attorneys for *Berdat*, *Papia* and *Kondracki* Plaintiffs

CERTIFICATE OF CONFERENCE

Counsel for Plaintiffs has conferred with counsel for Defendants, as described above, and the parties cannot agree about the disposition of this motion.



Robin L. Harrison

CERTIFICATE OF SERVICE

A copy of this pleading was served on the following counsel by first class mail or telecopy on June 13th, 2005.

Daniel A. Pollack
Pollack and Kaminsky
114 W. 47th St.
New York, NY 10036

Charles S. Kelley
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3600
Houston, Texas 77002

Michael K. Oldham
Gibbs & Bruns, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002



Robin L. Harrison

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	§	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. AIM ADVISORS, INC., et al., Defendants.	§	
RONALD KONDRACKI, Plaintiff, v. AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	§	Judge Keith P. Ellison

SCHEDULING ORDER

The Court orders that the following schedule shall govern pretrial matters and the trial setting in these consolidated/coordinated cases:

Non-expert discovery shall be completed by January 13, 2006. Depositions will not be conducted by any party between December 17, 2005 and January 1, 2006.

Disclosure of expert witnesses and reports pursuant to Rule 26(a)(2) by Plaintiffs shall be made by February 17, 2006.

Disclosure of expert witnesses and reports pursuant to Rule 26(a)(2) by Defendants shall be made by March 24, 2006.

Rebuttal expert reports shall be made as permitted by Rule 26(a)(2).

Rule 26(b)(4) depositions of expert witnesses designated by Plaintiffs shall be completed by April 28, 2006.

Rule 26(b)(4) depositions of expert witnesses designated by Defendants shall be completed by May 26, 2006.

All dispositive motions shall be filed on or before June 16, 2006. Responses to dispositive motions shall be filed within thirty (30) days of the date of service of such motions. Replies to responses shall be filed within fourteen (14) days of the date of service of responses.

A joint pretrial order shall be filed by ______________________, 2006.

A final pretrial conference shall be held on August 18, 2006 at ____________ ___.m.

The trial will begin on September 19. 2006.

The foregoing dates may be modified by agreement of the parties or further orders of the Court. Modification of the dates for the joint pretrial order, pretrial conference and trial setting may be made by orders of the Court only.

SIGNED this _____ day of ____________, 2005.

____
KEITH P. ELLISON
UNITED STATES DISTRICT JUDGE